Goodwin Procter llp
The New York Times Building
620 Eighth Avenue
New York, NY 10018
goodwinlaw.com
+1 212 813 8800

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jessica Dickerson, Chris Edwards, Tara Harkins and Sasha Parikh

Re:      Aerovate Therapeutics, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed March 14, 2025

File No. 333-283562

Ladies and Gentlemen,

On behalf of Aerovate Therapeutics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 21, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 3 to Registration Statement on Form S-4/A (the “Third Amended Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 4 to the Registration Statement (the “Fourth Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Fourth Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Jade Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 346

1.	Please address the following regarding the stock options and restricted stock units granted by Jade:

•	Revise to provide a tabular presentation or revise your table on pages 186-187 to provide the grant date, number of options or restricted stock units granted, exercise price, valuation of common stock used, compensation expense recognized for all options and restricted stock units granted.

Securities and Exchange Commission

March 24, 2025

•	Tell us and revise your disclosure to explain how the valuation used compares to the exchange ratio of the merger.

•	Tell us and revise your disclosure to address how the valuation process considered the common control nature of the relationship between Jade and Paragon at the time of the grant. Further, explain how the valuation considered eventual conclusion of the overall plan of licensing of JADE-001, JADE-002 and JADE- 003 between related parties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 346–349 of the Fourth Amended Registration Statement in response to the Staff’s comment.

*****

Please contact the undersigned at (212) 813-8800 or via email at eoconnor@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.
Goodwin Procter LLP

cc:           Timothy Noyes, Aerovate Therapeutics, Inc.

George Eldridge, Aerovate Therapeutics, Inc.

Tevia K. Pollard, Esq., Goodwin Procter LLP

Alicia M. Tschirhart, Esq., Goodwin Procter LLP

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP